South Street Securities LLC
Notes to the Statement of Financial Condition
December 31, 2019

1.   Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed to create and manage for its own account a matched-book portfolio of repurchase agreements, reverse repurchase agreements and to be announced securities transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 5). SSSF and CMET LLC are both wholly owned subsidiaries of South Street Securities Holdings Inc. ("SSSH" or the Ultimate Parent).

2.   Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks, which is held primarily at one major U.S. financial institution. The Company holds a certificate of deposit, a requirement of its office lease agreement, which has a maturity greater than 90 days, therefore, is not considered a cash equivalent and is included in other assets in the accompanying statement of financial condition.

Payables and Deposits with Brokers, Dealers and Clearing Organizations
Deposits with brokers, dealers and clearing organizations at December 31, 2019 consist of the following:

Futures margin deposit	$ 10,935,197
Deposit with clearing organization	10,000,000
	$ 20,935,197

Amount payable to clearing organization at December 31, 2019 consist of the following:

Payable to clearing organization	$ 16,821,951

Financial Instruments Owned
Financial instruments owned consist of U.S. Treasury Notes. They are accounted for as trading securities, recorded on a trade date basis and carried at fair value.

Other Trading Assets and Liabilities
The Company enters into futures contracts and to be announced securities ("TBAs") which represent commitments to purchase or sell securities, mortgage backed securities or other commodities at a future date and at a specified price. These contracts are accounted for as derivatives, recorded on a trade basis and carried at fair value.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no income tax provision is reflected in the Company's financial statements. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of SSSH.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements" or "resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 95 days. See Note 10 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

As of December 31, 2019, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2019, the Company has received securities with market values of $48,961,453,049 under resale agreements and pledged securities with market values of $48,724,776,013 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury and government agency securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

The table below represents repurchase and reverse repurchase agreements by remaining contractual term to maturity, before netting:

Balance as of December 31, 2019	Open and Overnight	1 to 30 days	31 -95 days	Greater than 95 days	Total
Securities purchased under agreements to resell	9,377,576,962	27,958,367,872	9,284,062,852	1,636,196,575	48,256,204,261
Securities sold under agreements to repurchase	965,662,836	45,527,794,322	1,912,902,176	-	48,406,359,334

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The accompanying financial statements have been prepared from the separate records maintained by South Street but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity. Refer to Note 5 for additional details.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and lease liability in our statement of financial condition. ROU assets represent our right to use an underlying asset for the lease term and the lease liability represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As our lease does not provide an implicit rate, we use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset includes any lease payments made and lease incentives. Our lease terms may include options to extend or terminate when it is reasonably certain we will exercise that option. We have lease agreements with lease and non-lease components, and have elected the option to apply the practical expedient to combine these components.

Recent Adopted Accounting Guidance

In February 2016, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") which requires a lessee to recognize a lease liability and a right-of-use ("ROU") asset on its balance sheet for all leases, including operating leases. Additionally, the ASU makes several other targeted amendments including i) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance; and ii) expanding disclosures to provide quantitative and qualitative information about lease transactions. The adoption of this guidance resulted in a gross-up of our balance sheet of approximately $10.1 million as a result of recognizing lease liabilities and corresponding ROU assets for operating leases upon adoption as of January 1, 2019. In accordance with the new guidance, we elected the short-term lease exemption for all leases with a term of 12 months or less and, therefore, do not recognize ROU assets or lease liabilities for short-term leases. The adoption of this guidance did not result in material changes to the recognition of operating lease expense.

Recently Issued Not Yet Adopted Accounting Guidance

In June 2016, the FASB issued ASU 2016-13 to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. We will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities.

The ASU is effective for all annual and interim periods beginning January 1, 2020. We conducted a review of our financial instruments included in the statement of financial condition, including accounting policies and processes noting there is no history of credit losses, the financial instruments owned are highly liquid investment grade securities and securities purchased under agreements to resell are secured by highly liquid investment grade securities or cash. The adoption of this guidance will not result in material changes to the assets included in the statement of financial condition.

In August 2018, FASB issued ASU 2018-13 to update the disclosure requirements related to recurring and non-recurring fair value measurements in Topic 820 to improve the effectiveness of disclosures in the notes to financial statements. The ASU is effective for all annual and interim periods beginning January 1, 2020. We conducted a review of our disclosures noting the Company has no Level 3 investments or balance transfers between Level 1 and Level 2 of the fair value hierarchy. The adoption of this guidance will not result in material changes to the fair value disclosures included in the notes to the financial statements.

3.   **Clearing Arrangement with FICC and Concentration of Credit Risk**

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. A portion of repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's statement of financial condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The following table presents as of December 31, 2019, the gross and net securities purchases under reverse repurchase agreements and the sold under the repurchase agreements for all counterparties.

	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Assets			
Securities purchased under agreements to resell	$ 48,256,204,261	(8,875,743,304)	$ 39,380,460,957
Liabilities			
Securities sold under agreements to repurchase	$ 48,406,359,334	(8,875,743,304)	$ 39,530,616,030

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2019, the Company had three counterparties whose individual balances accounted for 10% or more of total securities purchased under agreements to resell on the statement of financial condition with balances totaling $22,144,056,781 prior to netting.

As of December 31, 2019, the Company had pledged $294,974,735 of securities obtained under resale agreements to FICC. The size of the pledged amount is subject to change from time to time and is dependent upon the volume of business transacted.

4. **Member's Equity**

During the year ended December 31, 2019, the Company made distributions of $49,151,446 to SSSF and received contributions of $51,750,000 from SSSF.

5. **Related Parties**

Program Agreement
In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company.

Advisory Fees
The Company's ultimate parent, SSSH, pays advisory fees to a third party. Under an agreement with the Company, a portion of the fee is allocated based upon its proportionate share.

Referral Fees
The Company has entered into a referral arrangement with a shareholder of its ultimate parent.

Data Processing
For the year ended December 31, 2019, the Company incurred costs related to data processing that was provided by Matrix Applications LLC, an entity that is an affiliate.

Rent
The Company entered into an operating lease starting June 1, 2018 for a new office space (the "Lease"). Subsequent to the Company entering into the Lease, a sublease agreement was entered into with affiliates. See Note 8 for disclosures related to the Lease.

Securities Purchased Under Agreements to Resell
During 2019, the Company entered into reverse repurchase agreements and repurchase agreements with counterparties that were also shareholders of SSSH. As of December 31, 2019, the Company had $3,591,185,013 of open reverse repurchase agreements with these counterparties. As of December 31, 2019, the Company had $100,444,167 of open repurchase agreements with these counterparties.

During 2019, the Company entered into reverse repurchase agreements with a counterparty that is an affiliate of the Company and is partially owned by SSSH. As of December 31, 2019, the Company had $478,384,921 of open reverse repurchase agreements with this counterparty.

6.   **Commitments and Contingencies**

Commitments
As of December 31, 2019, the Company had forward commitments to enter into repurchase agreements in the amount of $9,918,880,000 and reverse repurchase agreements in the amount of $5,682,389,538.

Software License and Technology Commitments
Matrix Applications LLC has entered into an open-ended software license and maintenance agreement with a third-party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services used to operate the Repo Program.

Operating Lease Commitments
The Company has an operating lease for their corporate offices. See Note 8 for future minimum lease payments as of December 31, 2019.

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

7.   **Other Assets**

Leasehold improvements and furniture and fixtures related to the New Lease are carried at cost less accumulated depreciation and are included in the statement of financial position in other assets. These balances are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, estimated to be 3 years.

The following schedule summarizes the balances and accumulated depreciation by asset class:

Plant, Property and Equipment	December 31, 2019	Estimated Useful Life
Furniture and fixtures	$ 578,961	3 years
Leasehold improvements	398,681	3 years
Total	977,642	
Accumulated depreciation	(483,361)	
Plant, property and equipment, net of accumulated depreciation	$ 494,281	

8.   **Leases**

The Company entered into a new non-cancelable operating lease starting June 1, 2018 for a new office space. In accordance with the provision of the Lease, the monthly rent payments escalate over the term of the lease, which is ten years. ROU assets and lease liabilities for this operating lease are recognized at commencement date based on the present value of lease payments over the lease term, discounted using our incremental borrowing rate at the effective commencement date of the Lease. We have not entered into any finance leases.

The lease agreement contains both lease and non-lease components, such as maintenance costs, which are accounted for together. Operating lease cost for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance and utilities, which are generally based on our pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred. In addition, short-term leases with a term of 12 months or less are also expensed as incurred.

We have entered into agreements to sublease certain office space, including agreements to receive rental income from our affiliates for rent. As owner or lessee of the properties, we have entered into agreements with affiliates to charge them rent based on the office space utilized by their employees during the period. See Note 5 for further disclosure.

The following table summarizes the supplemental information related to leases:

Other information:	
Remaining lease term	8.5 years
Discount rate	5.53%

Future minimum lease payments as of December 31, 2019 are as follows:

Year ending December 31,		
2020	$	1,374,729
2021		1,374,729
2022		1,374,729
2023		1,437,530
2024		1,490,670
thereafter		5,155,234
Total future lease payments	$	12,207,621
Less: imputed interest		2,853,564
Total operating lease liability	$	9,354,057

9. **Other Trading Assets and Liabilities Used for Trading and Financial Activities**

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. The futures contracts used by the Company include U.S. Treasury General Collateral Financing ("GCF"), Mortgage Backed GCF, Federal Funds, SOFR and Euro Dollar futures contracts. At December 31, 2019, the Company used these contracts primarily as an economic hedge of interest rate risk associated with its financing activities of fixed income instruments.

TBA's are forward-settling mortgage-backed securities (MBS) trades. Market risk exists with respect to these instruments.

Derivatives are classified as other trading assets and other trading liabilities in the statement of financial condition. The following table presents the location and fair value amounts of the Company's derivatives for the year ended December 31, 2019.

Description	Number of Contracts	Fair Value
Assets		
TBA's:		
Gross TBA balance	3,168	$ 21,860,845
Less: Gross amount payable, subject to offsetting		13,437,134
Less: Collateral posted, subject to offsetting		1,398,757
	3,168	$ 7,024,954
Liabilities		
Futures contracts:		
Federal Funds	2,146	$ 2,806,433
SOFR	110	4,375
TBA's:		
Gross TBA balance	3,201	20,638,363
Less: Gross amount receivable, subject to offsetting		13,437,134
	5,457	$ 10,012,037

10.   Fair Value Option for Resale and Repurchase Agreements

ASC 825, *Financial Instruments* ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and repurchase agreements that have a term of greater than 95 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such resale and repurchase agreements and their related economic hedges are both reported at their fair values.

Resale and repurchase agreements, recorded at their contractual amounts plus accrued interest, approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy, these transactions are classified as Level 2.

11.   **Fair Value of Measurement**

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Inputs that are unobservable.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

South Street Securities LLC
Notes to the Statement of Financial Condition
December 31, 2019

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly. For the year ending December 31, 2019, the Company held no Level 3 investments. During the year ending December 31, 2019, there were no changes to the valuation techniques or approaches utilized by management.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2019.

	Level 1	Level 2	Level 3	Netting (1)	Balance as of December 31, 2019
Assets					
U.S. Treasury Notes	$ 349,701,000	$ -	$ -	$ -	$ 349,701,000
Securities purchased under agreements to resell	-	4,494,696,636	-	-	4,494,696,636
TBA's	21,860,845	-	-	(14,835,891)	7,024,954
	$ 371,561,845	$ 4,494,696,636	$ -	$ (14,835,891)	$ 4,851,422,590
Liabilities					
Securities purchased under agreements to repurchase	$ -	$ 355,728,597	$ -	$ -	$ 355,728,597
Futures contracts:					
Federal Funds	2,806,433	-	-	-	2,806,433
SOFR	4,375	-	-	-	4,375
TBA's	20,638,363	-	-	(13,437,134)	7,201,229
	$ 23,449,171	$ 355,728,597	$ -	$ (13,437,134)	$ 365,740,634

(1) Represents counterparty and cash collateral netting, which allow the offsetting of amounts relating to certain contracts, as certain conditions allowing netting have been met.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, certain securities purchased under agreements to resell, deposits with brokers, dealers and clearing organizations, accrued interest receivable, certain securities sold under agreements to repurchase and payable to clearing organization. The following table presents these financial instruments by measurement level as of December 31, 2019.

| | Carrying Value | Estimated Fair Value Hierarchy | | | Total Fair Value December 31 2019 |
		Level 1	Level 2	Level 3	
Financial Assets					
Cash	$ 8,959,392	$ 8,959,392	$ -	$ -	$ 8,959,392
Securities purchased under agreements to resell	34,885,764,321	-	34,885,764,321	-	34,885,764,321
Deposits with brokers, dealers and clearing organization	20,935,197	-	20,935,197	-	20,935,197
Accrued interest receivable	1,435,156	-	1,435,156	-	1,435,156
	$ 34,917,094,066	$ 8,959,392	$ 34,908,134,674	$ -	$ 34,917,094,066
Liabilities					
Securities sold under agreements to repurchase	$ 39,174,887,433	$ -	$ 39,174,887,433	$ -	$ 39,174,887,433
Payable to clearing organization	16,821,951	-	16,821,951	-	16,821,951
	$ 39,191,709,384	$ -	$ 39,191,709,384	$ -	$ 39,191,709,384

12. **Net Capital Requirements**

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, South Street had net capital of $198,595,924, which was $198,345,924 above its required net capital of $250,000.

South Street is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2019, the Company was not required to and did not hold any customer money or securities.

13. **Subsequent Events**

On January 7, February 12 and February 28, 2020, the Company made distributions in the amount of $15,023,965, $10,011,984 and $2,831,699 to SSSF, respectively. On January 29 and February 27, 2020, SSSF made capital contributions of $10,000,000 and $5,000,000 to the Company, respectively.

As of February 28, 2020, the date which the financial statement was issued, management has determined that no other subsequent events have occurred after December 31, 2019, which require recognition or disclosure in the financial statement.